Mail Stop 4561

      November 17, 2005



Mr. Winston Johnson
Chief Executive Officer and Chief Financial Officer
Winsonic Digital Media Group, Ltd.
260 Peachtree Street, Suite 2200
Atlanta, GA  30303

Re:	Winsonic Digital Media Group, Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Filed August 29, 2005
      File No. 0-32231

Dear Mr. Johnson:

      We have reviewed your first response letter filed on October 21, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm

De Joya & Company

1. We note your response to prior comment 2. Please confirm that conforming changes were also made to the scope and opinion paragraphs of your auditors` report based on guidance at AICPA Auditing
Standards Section 543 Part of Audit Performed by Other Independent Auditors and Illustration 1 therein.



Organization and Purpose, page F-7

2. We note your response to prior comment 3. Please advise whether or not you will be restating your statement of changes in stockholders` deficit as part of your response to our comment. It appears to us that the statement of stockholders equity should reflect the 23,956,138 shares of common stock issued related to the reverse acquisition as a stock split. That is, recast the number of outstanding shares to reflect these shares as outstanding for all periods.

Convertible Debentures, pages F-17 to F-18

3. We note your response to prior comment 4 and that you have revised your accounting treatment for the convertible debentures and warrants. Based on your current response and your previous disclosure, it appears that you are recording the embedded conversion feature within equity based upon the guidance of EITFs 98-5 and 00-
27. However, after further review of your disclosure that the debt is convertible at the lower of $.70 per share or 15% below market, it appears that the embedded conversion feature may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 and this may mean that the embedded conversion feature falls within the scope of SFAS 133 (refer to paragraphs 12 and 11a of SFAS
133). As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19 to determine whether it is an equity instrument which can be excluded from the scope of SFAS
133. In this regard, we note that your conversion price can reset to
15% below market which may result in a need to issue an indeterminate amount of shares which may exceed the amount of shares that you have authorized. It appears that this provision would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27. Please advise.

4. Please note that you should perform a thorough analysis of all of the provisions of your convertible debt instruments to determine whether there are any other provisions that may be problematic under paragraphs 12-32 of EITF 00-19. Further your disclosures should be expanded to include all of the significant terms of the convertible debt agreement. Clarify if there are any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price. Additionally, please advise if you have filed the Convertible Note and Purchase Warrant Agreement dated November 24, 2005 on EDGAR.

5. Please advise us whether or not there is a cashless exercise option associated with your warrants, which would permit the warrant holder to exercise the warrant without paying cash and to receive the intrinsic value of the warrants in an equivalent number of shares of common stock.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Winston Johnson
Winsonic Digital Media Group, Ltd.
November 17, 2005
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